Exhibit 99.2

Ad Hoc Group Proposal

> The Ad Hoc Group will support a transaction in which they receive the following consideration in exchange for the Convertible Notes

Component	Amount	% of Face	Details

Cash	> $188mm	> 70%	>	Mercuria to fund cash out
			>	No deduction for costs of restructuring / chapter 11 process

			>	Takeback debt intended to be "par paper"
			>	Maturity: 5 years from emergence
Takeback Debt	> $40mm	> 15%	>	Interest rate: 5%
			>	Other debt terms TBD
			>	Given Mercuria's stated interest in consolidating
			>	Aegean's assets, Ad Hoc Group is willing to receive debt issued by a creditworthy Mercuria entity

			>	Structured to provide incremental recovery if Independent Benchmark is met prior to Expiration Date
Contingent Value Rights (CVRs)	> TBD	> TBD		‑	Independent Benchmark: average price of global index of IMO 2020 compliant 0.5%S marine fuel is greater than $700 per metric ton during any six month period
				-	Expiration Date: 5 years from emergence

			>	Litigation trust funded with $5mm
Litigation	> N/A	> N/A	>	Trust to include receivables, auditor and Hess litigation claims and D&O claims

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